Minera Andes Inc.
Common Shares
602910101
April 30, 2004


CUSIP 602910101
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 7,607,900

6. 0

7. 7,607,900

8. 0

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Minera Andes Inc.
(b) 3303 North Sullivan Road
    Spokane, WA
    United States  99216

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 602910101

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 7,607,900
    (ii) 0
    (iii) 7,607,900
    (iv)  0

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
May 7, 2004
Neal Nenadovic
Chief Financial Officer